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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 10 2009
Washington, DC
110

SEC FILE NUMBER
8- 42879

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Ridge Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1895 Walt Whitman Road
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Levy 631-420-4242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Ave., Ste 550, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 10/2

OATH OR AFFIRMATION

I, Daniel R. Levy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Ridge Securities Corp., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MAUREEN A. BYRNE
Notary Public, State of New York
No. 01BY6066856
Qualified in Suffolk County
Term Expires 11/24/2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
North Ridge Securities Corp.

We have audited the accompanying statement of financial condition of North Ridge Securities Corp. as of June 30, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Ridge Securities Corp. as of June 30, 2009, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles applied on a basis consistent with that of the previous year.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Garden City, New York
August 4, 2009

NORTH RIDGE SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
June 30, 2009

ASSETS

Cash	$	526,505
Commissions receivable		1,152,364
Other assets		27,411
TOTAL ASSETS	$	1,706,280

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	1,158,326
Income taxes payable		725
Due to affiliate		218,800
TOTAL LIABILITIES		1,377,851
STOCKHOLDERS' EQUITY		
Common stock, no par value, 300 shares authorized, 250 shares issued and outstanding		10,000
Retained earnings		318,429
TOTAL STOCKHOLDERS' EQUITY		328,429
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,706,280

The accompanying notes are an integral part of the financial statements.

NORTH RIDGE SECURITIES CORP.
INCOME STATEMENT
For the year ended June 30, 2009

REVENUES	
Commission income	$ 9,340,819
Other income	9,360
	9,350,179
EXPENSES	
Employee compensation and benefits	160,340
Commissions paid	7,227,047
Communications and data processing	88,310
Management fees	1,436,800
Occupancy	180,110
Other operating expenses	204,845
	9,297,452
INCOME (LOSS) BEFORE TAXES	52,727
PROVISION FOR INCOME TAXES	11,318
NET INCOME	$ 41,409

The accompanying notes are an integral part of the financial statements.

NORTH RIDGE SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended June 30, 2009

	Common Shares	Stock Amount	Retained Earnings (Deficit)
Balance at 7/1/2008	250	$ 10,000	$ 277,020
Net Income	-	-	41,409
Balance at 6/30/2009	250	$ 10,000	$ 318,429

The accompanying notes are an integral part of the financial statements.

NORTH RIDGE SECURITIES CORP.
STATEMENT OF CASH FLOWS
For the year ended June 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$	41,409
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions receivable		25,432
Decrease in accounts payable and other liabilities		(30,890)
Decrease in income taxes payable		(23,895)
Decrease in amounts due to affiliate		(141,200)
Increase in prepaids and other assets		(2,411)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(131,555)
CASH AT BEGINNING OF YEAR		658,060
CASH AT END OF YEAR	$	526,505

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income taxes	$	37,625
Interest	$	-

The accompanying notes are an integral part of the financial statements.

NORTH RIDGE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
June 30, 2009

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The company is a New York Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which require management to use its judgement in making certain estimates and assumptions that effect the amounts reported in the financial statements. Actual results could differ from these estimates.

All of the Company's assets and liabilities are carried at either fair value or amounts which approximate fair value.

Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

For the purpose of The Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities of less than 90 days, that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

The Company rule is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years.

At June 30, 2009, the Company has net capital of $ 180,116 which was $ 88,213 in excess of its required net capital of $ 91,903. The Company's net capital ratio was 7.65 to 1.

NORTH RIDGE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
June 30, 2009

4. INCOME TAXES

The income tax provision consists of the following:

Federal	$ 7,308
State and local	4,000
	$ 11,318

5. RECEIVABLE FROM BROKER-DEALERS AND MUTUAL FUND COMPANIES

	Receivable
Fees and Commissions Receivable	$ 1,152,364
	$ 1,152,364

6. COMMITMENTS AND CONTINGENCIES

The company's office space and office equipment leases are obligations of its affiliated company (North Shore Capital Management Corp.) and as such has no commitment as of June 30, 2009

7. CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and broker-age activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. RELATED PARTY TRANSACTIONS

North Shore Capital Management Corp. (NSCMC) performs some of the administrative duties for North Ridge Securities Corp. The Company pays NSCMC a management fee to cover these expenses. North Ridge Securities Corp. paid $ 1,436,800 for these services for the year ended June 30, 2009.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors of
North Ridge Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Bristol Financial Services, Inc. (the Company), for the year ended June 30, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

August 4, 2009

SCHEDULE I
NORTH RIDGE SECURITIES CORP.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of June 30, 2009

NET CAPITAL

Total stockholders' equity	$	328,429
Deductions:		
A. Non-allowable assets		148,313
NET CAPITAL	$	180,116

AGGREGATE INDEBTEDNESS

Accounts payable, accrued expenses, and other liabilities	$	1,158,326
Income taxes payable		725
Due to affiliate		218,800
TOTAL AGGREGATE INDEBTEDNESS	$	1,377,851

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	91,903
Excess net capital	$	88,213
Excess net capital at 1,000%	$	46,331
Ratio: Aggregate indebtedness to net capital		7.65 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II) of Form X-17A-5 as of June 30, 2009

Net capital, as reported in Company's Part II (unaudited)		
Focus report	$	180,116
Net audit adjustments		-
Net capital per above	$	180,116

SCHEDULE II

NORTH RIDGE SECURITIES CORP.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2009

The company effected no transactions with coustomers, as defined in Rule 15c3-3 under the provisions of Section (k)(2)(ii), and, therefore, has no amounts reportable under the rule.